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August 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:                             Motif Bio plc

Amendment No. 3 to Registration Statement on form F-1
Filed August 2, 2016
File No. 333-212491

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated August 2, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 to the Registration Statement on Form F-1 (the “Amended Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Exhibit 5.1

1.                                      Please tell us why the opinion covers the issuance of up to 100 million ordinary shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that under English law, the Company was required to seek shareholder approval in order to authorize the issuance of ordinary shares (to be issued in the form of American Depositary Shares) in this offering.  The Company’s board of directors sought and obtained the requisite approval from the shareholders of the Company, at a meeting of the

Graham Lumsden

Motif Bio plc

July 27, 2016

shareholders held on August 1, 2016, to issue up to 100 million ordinary shares in connection with this offering.

2.                                      Please remove the statement in Section 2.8 that by relying on your opinion a person irrevocably agrees and accepts that the courts of England have exclusive jurisdiction to hear and determine any dispute or claim.  Please also remove the statement in the last paragraph that counsel’s liability is limited to the company and it does not accept liability to any other person.  It is not appropriate to place limitations on a purchaser’s ability to rely on the opinion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the opinion has been revised to remove the statement in Section 2.8 that by relying on the opinion a person irrevocably agreement and accepts that the courts of England have exclusive jurisdiction to hear and determine any dispute or claim and the statement in the last paragraph that counsel’s liability is limited to the Company and it does not accept liability to any other person.

3.                                      Please have counsel remove the assumptions in Sections 3.1.7, 3.1.9, 3.1.11 and 3.1.12 of the legality opinion. It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 2011).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the opinion to remove the statements in Section 3.1.7, 3.1.9, 3.1.11 and 3.1.12.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower

Aron Iower

cc:                                Graham Lumsden,

Chief Executive Officer of

Motif Bio Plc